Exhibit 99.1

EXPLORATION SUCCESS DRIVES EXPANSION OF 144, BELL CREEK DRILL PROGRAMS, LAKE SHORE GOLD REPORTS

TORONTO, ONTARIO -- (Marketwired – May 4, 2015) – Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced an expanded exploration program at the 144 Gap Zone, the launch of a new program to explore the 144 Trend to the southwest towards the 144 North and 144 South areas, as well as the addition of a new underground exploration program at the Bell Creek Complex.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Success drives growth and that is what we are seeing at both the 144 Gap Zone and Bell Creek. Over the last few years, our business has been focused on stabilizing our operations and achieving our key performance targets, generating cash, reducing debt and building overall financial strength. We have achieved success in all of these areas. We are now in a position to pursue growth, both in terms of building out mine life and pursuing opportunities to grow production. We have already been successful in establishing a substantial zone of gold mineralization at the 144 Gap, and in significantly increasing reserves at Bell Creek. The work we are adding at both locations is designed to build on the momentum we have established and to move us forward rapidly in realizing the full potential of our assets.

“Looking specifically at Timmins West, we believe our land position in this area has the potential to become a large-scale gold mining complex with multiple gold deposits. To date, we have succeeded in discovering, developing and bringing into production two deposits, Timmins Deposit and Thunder Creek, and in now identifying another substantial zone, the 144 Gap Zone. The objectives of our enhanced exploration program in the area during 2015 are to rapidly advance the 144 Gap Zone towards production and, secondly, to demonstrate the considerable potential of Timmins West as a whole to evolve into a major gold mining centre in the Timmins Camp.”

The new work at 144 is expected to add $7.0 million to the Company’s exploration expenditures in 2015, while the additional drilling and development at Bell Creek will involve approximately $6.0 million of new expenditures.

At 144, the 60,000 metres of new drilling will include approximately 50,000 metres of surface drilling and 10,000 metres of drilling from underground. The Company also plans to undertake a new surface geophysical exploration program. The current program at 144 involves a combined total of 120,000 metres of diamond drilling, 90,000 metres from surface and 30,000 metres from underground, and the excavation of a 1,200 metre underground exploration drift to provide a drill platform. To date, approximately half of the 90,000 metre surface drilling program has been completed, with the underground exploration drift having advanced approximately 450 metres

Of the new surface drilling metres at 144, 5,000 metres will focus on extending and expanding the 144 Gap Zone discovery, a large zone of gold mineralization identified to minimum dimensions of 400 metres along strike and 400 metres down dip.  The remaining 45,000 metres will be directed along the 144 Trend towards 144 North and 144 South, both highly prospective exploration targets. Total surface drilling at 144 in 2015 is now expected to total approximately 140,000 metres. The new surface geophysical program will include surface and borehole geophysical surveys to be completed southwest of the 144 Gap Zone as well as on the western extension of the Gold River Trend, another highly prospective exploration target.

The new underground drilling at the 144 Gap Zone will increase the 2015 underground drilling program from 30,000 metres to 40,000 metres. The additional drilling is a result of the success of recent surface drilling in identifying a zone of gold mineralization that is larger than envisioned in the original underground program. The 10,000 additional metres is also intended to increase the proportion of measured and indicated resources to be included in the first resource estimate for the 144 Gap Zone, to be released as part of the Company’s next reserve and resource update early in 2016.

At Bell Creek, the Company is adding 32,500 metres of underground drilling and 800 metres of development for an underground drill platform. The new drilling and development work is intended to increase the size of the reserve and resource base at Bell Creek in order to further extend mine life as well as provide important information to assist the Company in evaluating longer-term options for mine production from the Labine Deep Zone.

Of the increased drilling and development at Bell Creek, 15,500 metres of drilling and 150 metres of development are designed to accelerate exploration and the conversion of resources to reserves between the 775 and 1100 levels. An additional 17,000 metres of drilling and 650 metres of development will focus on upgrading inferred resources, exploring for new resources below the 1100 Level and for new discoveries.

Qualified Person

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

Scientific and technical information contained in this press release related to production activities and reserves has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG. .

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com